UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38857

CHINA XIANGTAI FOOD CO. LTD.

(Translation of registrant’s name into English)

375 Park Ave, Fl 1502

New York NY 10152

T: 347-556-4747

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Effective as of May 24, 2022, as approved by ordinary resolution of the shareholders of Bit Origin Limited (previously known as China Xiangtai Food Co., Ltd.) (the “Company”) on April 27, 2022, the Company’s name has been changed to “Bit Origin Limited”. The Company has amended its memorandum and articles of association, a copy of which is filed as Exhibit 1.1 to this report on Form 6-K and incorporated by reference herein.  The CUSIP number of the ordinary shares of the Company will remain the same.

Attached as Exhibit 99.1 is the registrant’s press release of May 24, 2022, entitled, “Bit Origin Limited Completes Name Change from China Xiangtai Food Co., Ltd. in Rebranding Initiative.”

EXHIBIT INDEX

Exhibit No.	Description

1.1	Amended and Restated Memorandum and Articles of Association
99.1	Press Release – Bit Origin Limited Completes Name Change from China Xiangtai Food Co., Ltd. in Rebranding Initiative, dated May 24, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 24, 2022	BIT ORIGIN LIMITED

	By:	/s/ Lucas Wang
	Name:	Lucas Wang
	Title:	Chief Executive Officer and Chairman of the Board